July 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan

Re:	Innovative Software Technologies Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed April 23, 2007
File No. 333-140596

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated May 2, 2007 (the “Comment Letter”) relating to the Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”) of Innovative Software Technologies, Inc. (“Innovative” or the "Company") On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.
We note your responses to our comment letter dated April 23, 2007. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the number of selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Please register the transaction on a form you are eligible to use to register a primary offering, identify the selling stockholder as an underwriter and include the price at which the underwriter will sell the securities.

Response

December 2006 Financing

The Company entered into the Securities Purchase Agreement with Crescent International Ltd. (“Crescent”), pursuant to which Crescent purchased an aggregate of $1,000,000 worth of convertible debentures (the “Debentures”). In connection with the agreement, the investor received (i) a warrant to purchase 8,928,571 shares of common stock (“Long-Term Warrants”) exercisable at $0.30 and (ii) a warrant to purchase 1,785,714 shares of common stock (“Short Term Warrants”) exercisable at $0.143 per share.

Innovative Software Technologies, Inc.
July 18, 2007

The Debentures have a fixed conversion price of $0.112 per share. In addition, the Debentures bear interest at 4% until June 22, 2006 and 9% thereafter, payable in arrears and mature three years from the date of issuance. Accrued interest will be payable in cash semi-annually, beginning on January 1, 2007. The Company will, however, have the right to pay interest in shares of common stock if certain conditions are met.

The Long Term Warrants are exercisable for a period of four years.  Short Term Warrants are exercisable for a period four years from the date of issuance and the earlier of (i) December 22, 2007 and (ii) the date a registration statement(s) covering the resale of all Registrable Securities (as defined in the Registration Rights Agreement) is declared effective by the Commission (the “Initial Exercise Date”) and on or prior to the close of business on the four month anniversary of the Initial Exercise Date, respectively.

415 Analysis

We do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive. The Company is filing this registration statement in connection with financing following a reverse merger transaction and typically, investors that purchase a public company’s securities either simultaneously or within a short period after a reverse merger have difficulty causing their securities to be registered because of the very small public float as a proportion of the total number of issued and outstanding shares of the public company following the reverse merger. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

For the purposes of the following disclosure materials and calculations, the Company has limited the number of shares being registered to an aggregate of 16,486,924 shares of common stock which consists of (i) 8,928,571 shares of common stock underlying the Debentures, (ii) 5,772,639 shares of common stock underlying the Long-Term Warrants and (ii) 1,785,714 shares of common stock underlying the Short-Term warrants. As set forth in the table below and based upon a non-affiliate public float of 54,956,413 shares as of the date hereof, the number of shares being registered by Crescent represents 30% of the non-affiliate public float of the Company.

Selling shareholder and transaction date	Total Shares outstanding	Non-Affiliate Public Float	Shares Being Registered	Percentage of non-affiliate public Float

Crescent: Dec 22, 2006	72,531,581	54,956,413	16,486,924	30.00%

The Debentures have a fixed conversion price of $0.112 per share. While the Debentures are subject to standard ratchet down provisions for both price and number of underlying common shares, the ratchet can only be triggered by the Company’s issuance of equity or equity equivalents at a price below the fixed price stated in the Debentures. The ratchet thus operates independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price. Absent a trigger event, which is in the control of the Company, the investors do not have the right or ability to implement or claim the benefit of the ratchet provisions.

Innovative Software Technologies, Inc.
July 18, 2007

The Long Term Warrants have a fixed exercise price of $0.30. While the Long Term Warrants are subject to standard ratchet down provisions for price, the ratchet can only be triggered by the Company’s issuance of equity or equity equivalents at a price below the fixed exercise price stated in the placement agent warrants. The ratchet thus operates independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price. Absent a trigger event, which is in the control of the Company, the investors do not have the right or ability to implement or claim the benefit of the ratchet provisions.

The Short Term Warrants have a fixed exercise price of $0.143. While the Short Term Warrants are subject to standard ratchet down provisions for price, the ratchet can only be triggered by the Company’s issuance of equity or equity equivalents at a price below the fixed exercise price stated in the placement agent warrants. The ratchet thus operates independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price. Absent a trigger event, which is in the control of the Company, the investors do not have the right or ability to implement or claim the benefit of the ratchet provisions.

The Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company’s common stock.

We also believe that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support our position that this registration is not an indirect primary offering. Below is a discussion of each of these points:

-	Consideration should be given to how long the selling shareholders have held the shares the Company’s obligation to file the registration statement closed about five months ago. As such, the investors made an investment in the Company and they hold the risk of ownership. Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

-	the circumstances under which the investors received the securities the investor acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. This private placement constituted the primary offering by the Company. Furthermore, the financing was an arms length transaction.

Innovative Software Technologies, Inc.
July 18, 2007

-	their relationship to the issuer

the Investors’ sole relationship with the Company then, as it is now, is as an investor. Further, the investor does not hold a significant voting block of shares to influence the Company in its actions.

In fact, by the terms of the securities acquired, the investor cannot own more than 4.99% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the agreements all provide that this provision cannot be amended. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

-	whether the sellers are in the business of underwriting securities as stated above, the investor made an investment in the Company and it holds the risk of ownership. They have held the risk of ownership for their own account for about five months already, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering has been deposited into an escrow account and have cleared. The investor made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investor has a contractual right to have the Company register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities in excess of five months ago. The rights under a registration rights agreement can not be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Innovative Software Technologies, Inc.
July 18, 2007

Thus, the selling stockholder should not be deemed to be in the business of underwriting the Company’s securities.

-	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investor is acting as a conduit for the Company. The investor purchased the securities in a financing, the investors do not hold a significant block of the Company’s voting securities and these investments were made over a significant period of time in excess of six months ago.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Stephen A. Cohen

Stephen A. Cohen